Exhibit 99.1

Claude Achieves Record Quarterly Results by Producing 18,742 Gold Ounces

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, July 7, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today announced record production results of 18,742 ounces during the second quarter, representing a 51% increase over the 12,438 ounces produced in the second quarter of 2013. Year to date, the Company has produced 30,086 ounces of gold, a 47% increase from the second half of 2013. Total ounces sold during the quarter increased approximately 53% from the second quarter of 2013. Year to date, the Company sold approximately 28,600 ounces of gold, representing a 37% increasing from the first half of 2013. The grade in the second quarter also increased significantly by 50% to 7.70 grams per tonne from the 5.13 grams per tonne during the second quarter of 2013.

Seabee Gold Operation Production Data
	Q2	Q2	YTD	YTD
	2014	2013	2014	2013
Tonnes Milled	79,746	79,077	144,116	140,954
Head Grade (grams per tonne)	7.70	5.13	6.83	4.77
Recovery (%)	95.0	95.3	95.0	94.9
Gold Produced (ounces)	18,742	12,438	30,086	20,520
Gold Sold (ounces)	17,700	11,532	28,600	20,833

Mike Sylvestre, Interim President and CEO stated, "During the second quarter we set new operating records in ounces produced and poured. Specifically in June, we achieved both record ounces produced sold of 7,798 ounces and 9,751 ounces of gold, respectively. The main contributors in the second quarter performance came from both improved grade and increased tonnage from the new Alimak mining method on the L62 deposit at the Seabee Mine and with the Santoy Gap deposit ramping up ahead of schedule. The Cash Flow Optimization Plan, which is designed to focus on higher margin ounces and cost containment, also played an important role in improved production and with anticipated improvement in costs. I am confident that we can continue this momentum with our cash flow optimization plan solidly in place and with a current stockpile of ore at the mill of approximately 20,000 tonnes. Along with improved operating performance, the Company has made significant advancement in decreasing its debt and expects, at forecast production rates, to effectively manage its interest and principal payments."

In addition, the Company continues to make progress in advancing the Santoy Gap deposit. The Company had scheduled to begin long-hole mining in the fourth quarter of 2014; however, with the early completion of the ventilation raise, this is now forecast to begin during the third quarter. During the second quarter, the Santoy Gap produced approximately 125 tonnes per day and is expected to ramp up to approximately 200 to 300 tonnes per day by the end of the year. The addition of the Santoy Gap deposit is expected to increase production and margins by the beginning of 2015.

The Company remains confident that it will meet or exceed its 2014 production guidance of 47,000 to 51,000 ounces of gold. Further operating and financial details of the second quarter will be announced at the beginning of August.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Mike Sylvestre, Chairman, Interim President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 07-JUL-14